Exhibit 21

LIST OF SUBSIDIARIES

The following is an active subsidiary of the Company:

      Flowerfield Properties, Inc.

The following are inactive, but not dissolved, subsidiaries of the Company:

      Gyrodyne Coaxial Helipcopter Company, Inc.
      Gyrodyne Petroleum, Inc.